No. 812-13754

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

Apollo Investment Corporation, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., Permal Apollo Value Investment Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, ARM I, LLC, ARM II, LLC, ARM Operating LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 383-0176	Richard Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-2790

July 25, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Apollo Investment Corporation, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., Permal Apollo Value Investment Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P, Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, ARM I, LLC,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS

ARM II, LLC, ARM Operating LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, A-A European Senior Debt Fund, L.P., Apollo European Senior Debt Management, LLC, Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC

9 West 57th Street

New York, NY 10019

(212) 515-3450

File No. 812-13754

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the Act:

•	Apollo Investment Corporation (“AIC”),

•	AIC Credit Opportunity Fund LLC, a special purpose investment holding vehicle owned by AIC (together with its wholly-owned subsidiaries, “AICCOF”),

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM,” and together with any other investment manager that AIC may in the future directly or indirectly control, the “AIC Advisers”),

•	Apollo Senior Floating Rate Fund Inc. (“ASFRF”), an investment company registered under the Act and managed by Apollo Credit Management, LLC,

•

Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., ACREFI Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo European Senior Debt Management, LLC, Apollo Credit Management (Senior Loans), LLC, COF II CLO II, LLC, Apollo European Strategic Management, L.P., ARM Manager, LLC, AGRE – CRE Debt Manager, LLC, ARM Operating LLC, Apollo Commodities Management, L.P., and Financial Credit Investment I Manager, LLC (together with any future investment managers affiliated with Apollo Global Management, LLC (other than the AIC Advisers) that manage Future Affiliated Funds (as later defined), “Affiliated Advisers”), and

•

Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo

Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo/Palmetto Loan Portfolio, L.P., Permal Apollo Value Investment Fund, Ltd., AIE EuroLux S.a.r.l., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., AGRE Debt Fund I, L.P., ARM I, LLC, ARM II, LLC, Apollo Natural Resources Partner, L.P., and Financial Credit Investment I, L.P. (the “Existing Affiliated Funds” and, together with AIC, AICCOF, AIM, ASFRF and the Affiliated Advisers, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow any of the AIC Funds,3 Closed-End Funds4 and/or one or more Affiliated Funds5 to co-invest with each other where such investment would otherwise be prohibited under either or both of Rule17d-1 and Section 57(a)(4), as modified by the exemptive rules adopted by the Commission under the Act, as applicable. “Co-Investment Transaction” means any transaction in which an Investor (as defined below) participates together with one or more Affiliated Fund and/or one or more other Investors in reliance on the Order.6 “Potential Co-Investment Transaction” means any investment opportunity in which an Investor could not lawfully participate together with one or more Affiliated Funds and/or one or more other Investors without obtaining and relying on the Order.

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

[3]	The “AIC Funds” refers to AIC, AICCOF, and any other investment fund to which AIC (or any entity directly or indirectly controlled by AIC within the meaning of Section 2(a)(9)) may in the future provide investment management services or directly or indirectly control (collectively, the “Future AIC Downstream Funds” and, together with AICCOF, the “AIC Downstream Funds”). All AIC Downstream Funds are or will be downstream affiliates of AIC and are or will be covered by Rule 57b-1.
[4]	The “Closed-End Funds” refers to ASFRF and any other closed-end management investment company that has elected to be regulated as a BDC or registered as a closed-end management investment company that will engage in investment activities that may overlap from time to time with those engaged in by the AIC Funds and the Affiliated Funds (as defined in Note 5) to which AIM or any Affiliated Adviser, or any entity controlling, controlled by, or under common control with Apollo Global Management, LLC (each, an “Adviser”), serves as investment adviser or sub-adviser. Companies sub-advised by AIM, any Affiliated Fund or an entity controlling, controlled by, or under common control with Apollo Global Management, LLC are included in the term “Closed-End Fund” only if the sub-adviser controls the Closed-End Fund. From time to time a Closed-End Fund may make investments through a special purpose vehicle that it controls.
[5]	The “Affiliated Funds” refers to the Existing Affiliated Funds, and any current or future entities (that are not BDCs or registered investment companies) to which the Affiliated Advisers, AIM or an affiliate (as defined in Section 2(a)(3)(C) (“Affiliate”)) (other than AIC or any other investment manager that AIC may in the future directly or indirectly control) of either may in the future provide investment management services or sponsor (each a “Future Affiliated Fund”).
[6]	No Independent Director (as defined below) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in any AIC Fund, Closed-End Fund or Affiliated Fund.

I.	APPLICANTS

A.	APOLLO INVESTMENT CORPORATION AND AIC CREDIT OPPORTUNITY FUND LLC

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a business development company (a “BDC”) under the Act.7 In addition, AIC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. AIC’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-153879) under the Securities Act of 1933 (the “Securities Act”). AIC completed its initial public offering of its common stock, par value $0.001 on April 8, 2004, and has raised additional capital through subsequent offerings from time to time.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) is to focus on senior secured loans and subordinated and mezzanine investments and/or equity in private middle market companies, which may include an equity component such as warrants. AIC may also invest in the securities of

[7]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

public companies. In addition, AIC and its Affiliates together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a board of directors (a “Board”). AIC’s Board currently consists of eight members, six of whom are not “interested persons” as defined in Section 2(a)(19) (“Independent Directors”) of AIC. AIC’s Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

AICCOF, a vehicle owned by AIC to hold certain securities issued in connection with structured finance transactions and managed on its behalf for no additional compensation by AIM, is a Delaware limited liability company which may on occasion co-invest with Closed-End Funds and Affiliated Funds. AICCOF’s investment objective is similar to the investment objectives of the Closed-End Funds and the Affiliated Funds. As of March 31, 2012, AICCOF had approximately $104.9 million in total assets.

B.	APOLLO INVESTMENT MANAGEMENT, L.P. AND APOLLO INVESTMENT ADMINISTRATION, LLC

AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of AIC’s Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of Apollo Global Management, LLC, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C.	APOLLO SENIOR FLOATING RATE FUND INC. AND APOLLO CREDIT MANAGEMENT, LLC

ASFRF is a closed-end, non-diversified management investment company incorporated in Maryland. ASFRF has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. ASFRF’s principal place of business is 9 West 57th Street, 43rd Floor, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-169726) under the Securities Act. ASFRF completed its initial public offering of its common stock, par value $0.001 on February 28, 2011.

ASFRF’s investment objective is to seek current income and preservation of capital through debt investments. ASFRF invests primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. ASFRF may also invest in subordinated loans and corporate bonds. Subordinated loans generally have the same characteristics as senior, secured loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In addition, ASFRF may invest in (i) loan interests that are not secured by any collateral of a borrower; (ii) other income producing securities (including, without limitation, U.S. Government debt securities and investment and non-investment grade, subordinated and unsubordinated corporate debt securities); (iii) rights, warrants and equity securities issued by a borrower or its affiliates as part of a package of investments in a borrower or its affiliates and (iv) structured products. ASFRF may also invest in other assets for, among other reasons, cash management, financing activities or hedging transactions.

ASFRF’s business and affairs are managed under the direction of its Board. ASFRF’s Board currently consists of six members, four of whom are not “interested persons” of ASFRF as defined in Section 2(a)(19). ASFRF’s Board has delegated daily management and investment authority to Apollo Credit Management, LLC pursuant to an investment advisory and management agreement. Apollo Credit Management, LLC also serves as ASFRF’s administrator pursuant to an administrative services and expense reimbursement agreement.

D.	EXISTING AFFILIATED FUNDS

A complete list of the Existing Affiliated Funds and their managers is included in Appendix A.

II.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), any of the AIC Funds, the Closed-End Funds (each of the AIC Funds and the Closed-End Funds an “Investor,” and collectively the “Investors”) and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Investors and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Rule 17d-1 and Section 57(a)(4). This Application seeks relief in order to (i) enable the Investors and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Investors and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	OVERVIEW

Potential Co-Investment Transactions arise as a result of certain processes in place across the breadth of the Apollo platform. These processes are described below.

The Advisers manage numerous private equity, credit-oriented capital markets and real estate funds and separate accounts with aggregate assets of $86 billion as of March 31, 2012. In order to manage the assets of those funds and separate accounts, Apollo Global Management, LLC, and its affiliated companies employed over 200 investment professionals as of March 31, 2012. Apollo Global Management, LLC and its affiliated companies other than the Affiliated Funds, the Closed-End Funds, the AIC Funds and any portfolio companies thereof, are referred to collectively as “Apollo Global Management.” The Apollo funds are presented with thousands of investment opportunities each year.

The Apollo platform, through the AIC Funds, the Closed-End Funds and the Affiliated Funds, offers a number of financing solutions (“Products”) to prospective issuers of debt and/or equity. Apollo currently maintains a separate investment committee with respect to each major Product area. For example, there are currently 15 investment committees for capital markets Products, which is the group responsible for the AIC funds and Closed-End Funds. Each investment committee generally meets at least weekly to discuss the pipeline for that Product area and considers investment opportunities for the funds and other accounts the members of that committee oversee.

In general, when an investment opportunity arises, the opportunity receives an initial “screen” by the investment team assigned to the opportunity and, if the opportunity survives the initial screen, is subject to diligence and analysis. If the opportunity has merit, the investment team prepares and distributes an investment memorandum for review. All of the portfolio managers in the Apollo platform whose funds are eligible to participate in the investment opportunity are simultaneously notified of the investment opportunity and have access to the materials relating to the opportunity. The appropriate investment committee or committees reviews and discusses the opportunity at the investment committee meeting following distribution of the investment memorandum. Investment committee meetings are generally held on a weekly basis. All portfolio managers across the Apollo platform may participate in any investment committee meeting to discuss an opportunity.

After discussion at the investment committee meeting, the investment committee may take one or more actions in considering the investment opportunity, which may include rejecting the opportunity outright, requesting more information, after which the opportunity is brought back to the investment committee for review again at a later date, or approving the investment.

After approval of an investment opportunity, portfolio managers interested in the opportunity for their clients submit allocation requests and traders coordinate consolidated orders across the platform.

In connection with secondary market opportunities, portfolio managers, analysts and traders may also communicate such opportunities through email and a dedicated on-line “chat room.”

If a portfolio manager challenges an allocation amount or eligibility, an allocation committee reviews the circumstances and other relevant factors and makes a final decision. As a “check” on the process, portfolio managers receive trade blotters at the end of each trading day to ensure coordination on buys and sells across the platform. In addition, the capital markets group holds weekly meetings, which include capital markets management, portfolio managers and business leaders, to discuss opportunities and strategies. Investment updates are circulated to portfolio managers and investment ideas are discussed in various meetings as well as generally on the trading floor.

Allocations are, to the extent possible, based on order size from the particular manager. Numerous factors enter into both a portfolio manager’s determination of the order size he or she desires and the investment committees’ and allocation committees’ allocations in the event the opportunity is of insufficient size to satisfy all requests. These factors have been established by those governing bodies, which have determined that the factors should be taken into account when determining allocations. The current factors include: (i) the relative exposure of any particular fund to the type of investment opportunity in terms of its existing investment portfolio; (ii) relative exposure of the fund to market trends; (iii) the investment objective of the fund; (iv) permitted leverage and available financing for the investment opportunity (including, without limitation, taking into account the levels/rates that would be required to obtain appropriate return); (v) likelihood of current income; (vi) size, liquidity and duration of the investment opportunity; (vii) seniority of loan and other capital structure criteria; (viii) with respect to an investment opportunity originated by a third party, the relationships of a particular fund (or the portfolio manager) to such third party; (ix) tax planning; (x) regulatory concerns; (xi) supply or demand for an investment opportunity at a given price level; (xii) a fund’s risk or investment concentration parameters (including, without limitation, parameters such as geography, industry, issuer, volatility, leverage and other similar risk metrics); (xiii) whether the investment opportunity is a Follow-On Transaction (as defined below); and (xiv) such other criteria as are reasonably related to reasonable allocation of a particular investment opportunity to one or more clients as determined by the portfolio managers, investment committees and allocations committees (e.g., in the case of a fund ramp-up period or when establishing a particular investment strategy or product). In addition, the Advisers’ allocation committees review each Investor’s allocation policies and procedures from time to time. The Adviser’s compliance team reviews all allocation decisions retroactively and each appropriate allocation committee reviews all primary allocations and a sampling of secondary allocation decisions on a quarterly basis.

In the case of the AIC Funds, the Chief Executive Officer of AIC or his designee is invited to attend all of the investment committees of all Product areas for capital markets. The Chief Executive Officer of AIC and the Chief Investment Officer of AIM, or their designees (collectively referred to as, the “Executive Officers”) are included in the investment committee processes. Applicants note that the Executive Officers receive all relevant investment-related memoranda and material investment updates submitted to each applicable investment committee. An Executive Officer also attends the weekly meetings that are held with the portfolio managers in the capital markets group where market information and specific investment ideas are discussed. In addition, one or both

Executive Officers have access to chat rooms and other forums to review discussions on potential transactions. At the end of each trading day, the Executive Officers receive trade blotters summarizing the relevant trade activity. These investment, information access, approval and allocation processes are referred to collectively as the “Procedures.”

The President or Chief Investment Officer of any Closed-End Fund is involved in the investment committee processes in the same manner and takes part in all of the Procedures, as set forth above with respect to the AIC Funds.

Applicants believe that the Procedures that are used to notify the Executive Officers of each AIC Fund and their counterparts at any Closed-End Fund of Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies8 of each AIC Fund and each Closed-End Fund are reasonably designed to ensure that an Executive Officer is notified of all Potential Co-Investment Transactions that fall within the then current Objectives and Strategies of any AIC Fund or Closed-End Fund that are considered by any investment committee of the Advisers.

In connection with the allocation process, the applicable adviser to each Investor (each, an “Investor Adviser”) will then follow the Conditions with respect to considering and, if applicable, investing in, the Potential Co-Investment Transaction. AIC or a Closed-End Fund will only participate in Potential Co-Investment Transaction if the Board, after appropriate consideration under the Conditions, approves it.9

[8]	“Objectives and Strategies” means (i) with respect to each BDC and Closed-End Fund, its investment objectives and significant strategies, as described in its registration statement on Form N-2, other filings it has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and its reports to stockholders, and (ii) with respect to the AIC Downstream Funds, as described in the applicable disclosure documents and/or operating agreements because such fund do not make public filings with the Commission, and for purposes of the Order, each as further defined by the Board, including a Required Majority of the Board, or the Independent Party, respectively, from time to time using objective criteria to focus the investment objective.
[9]	For purposes of this Application, approval by AIC’s and the Closed-End Funds’ Boards may be effected by a majority approval of the Co-Investment Approval Committee, which will consist of a required majority as defined in Section 57(o) (a “Required Majority”) of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”). For purposes of the Order, the Closed-End Funds will follow Section 57(o).

With respect to the AIC Downstream Funds, their respective investment managers will independently analyze and evaluate each investment opportunity available to them. To the extent required under the Conditions, each AIC Downstream Fund will have a transaction committee or an advisory committee consisting either of AIC’s Board or of at least one member who is not affiliated with any AIC Fund, Closed-End Fund or Affiliated Fund or who is an individual (otherwise unaffiliated with the AIC Downstream Fund, any Closed-End Fund or Apollo Global Management (as defined below) generally) engaged by the AIC Downstream Fund solely for the purpose of providing an independent role (AIC’s Board or such individual, the “Independent Party”) with veto power over investments with affiliated entities. All Co-Investment Transactions between an AIC Downstream Fund and a Closed-End Fund and an AIC Downstream Fund and an Affiliated Fund must be approved by the AIC Downstream Fund’s Independent Party. Thus, in a Co-Investment Transaction, if the applicable investment manager determines that the opportunity is suitable for an AIC Downstream Fund and an Affiliated Fund and/or a Closed-End Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the AIC Downstream Fund’s Independent Party for consideration. 10

[10]	With respect to any co-investment transaction among the AIC Funds, no relief is required because the AIC Funds’ affiliation with each other results solely from AIC’s control of the AIC Downstream Funds. As a result, co-investment transactions among the AIC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a)(4) pursuant to Rule 57b-1.

Co-Investment Transactions will be effected under the Conditions of the Order; however, from time to time the Advisers in consultation with the Board of each Investor, the chief compliance officers of each Investor and the Advisers, and counsel, may modify the allocation policies and procedures of the Apollo platform based on changes in Apollo’s business or the regulatory framework in which Apollo operates. Such changes will be designed to be consistent with the principle that senior advisory personnel of the Investors (including their controlled funds) will be aware of all relevant potential Co-Investment Transactions considered by Advisers across the Apollo platform and be able to take appropriate action with respect to such opportunities.

Aside from typical Co-Investment Transactions, there may also be instances where one or more Investors and one or more Affiliated Funds find themselves holding securities of the same class that were acquired through Non-Negotiated Transactions in the same portfolio company,11 but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Rule 17d-1 or Section 57(a)(4), as applicable. It is possible that one or more AIC Funds or one or more Closed-End Funds and one or more Affiliated Funds may exit the investment or complete an additional investment in that portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges, rights offerings, call options or any other rights to acquire additional securities of or interests in the issuer in a manner where such additional transaction would otherwise be prohibited by either or both of Rule 17d-1 and Section 57(a)(4), as applicable, as modified by the exemptive rules adopted by the Commission

[11]

For this purpose, a Non-Negotiated Transaction is a transaction in which no Investor or Affiliated Fund participating in the transaction negotiates any of the terms of the security other than price and price-related terms such as interest rate or exercise price, including but not limited to those transactions that qualify under Rule 144A of the Securities Act, secondary purchases of investments and syndicated investments.

under the Act (any such exchange, follow-on, disposition or additional investment, whether following a Co-Investment Transaction or a Non-Negotiated Transaction, a “Follow-On Transaction”)12. Such Follow-On Transactions must be completed pursuant to the Conditions.

Determinations regarding when the Investors and the Existing Affiliated Funds will enter into a Co-Investment Transaction or complete a Follow-On Transaction are made by the specific fund’s investment adviser or manager (or investment committee thereof) (e.g., the Affiliated Advisers make determinations for the Existing Affiliated Funds and the Investor Advisers make determinations for the Investors), and then approved by the Board or Independent Party, as applicable, as required under the Conditions.

B.	APPLICABLE LAW

1.	Section 17(d), Rule 17d-1 and Section 57(a)(4)

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an

[12]	In this Application, references to Co-Investment Transaction include Follow-On Transactions.

affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, as modified by Rule 57b-1, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[13] or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a

[13]

Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.14

2.	Rule 17d-1

Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i). Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

[14]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Applicants seek relief pursuant to Rule 17d-1 and Section 57(c), which permit the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.15 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”16 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”17

[15]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[16]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[17]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(c) are met.

C.	NEED FOR RELIEF

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Investors fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each Investor.

The AIC Funds, each of the Closed-End Funds and each of the Affiliated Funds may be deemed to be affiliated persons vis-à-vis each other within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Apollo Global Management, LLC manage each of the Affiliated Funds and ASFRF and may be deemed to control any future Closed-End Fund, (ii) Apollo Global Management, LLC controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) AIC Downstream Funds, are, and, in the future will be, deemed to be controlled by AIM, AIC or certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and related to the Closed-End Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Section 57(a)(4) and Rule 17d-1 would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the AIC Funds and the Closed-End Funds.

D.	REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 17(d) and 57(i) and Rule 17d-l to permit any of the AIC Funds, the Closed-End Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

E.	PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.18 Although allocation formulae, approval procedures and presumptions may

[18]

Medley Capital Corp., et al (File No. 812-13787) (March 26, 2012 (order), Release No. IC- 30009, Release No. IC-29968 (Feb. 26, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012 (the “Medley Order”); 19 to the extent the requested relief varies from the Medley Order, the variations reflect the specific business necessities of Apollo Global Management, the AIC Funds and the Affiliated Funds, as well as the greater complexity of their organization in general. 20 Applicants believe, however, that the relief requested herein is consistent with the policy underlying the Medley Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to persons subject to Sections 57(c) and (d), as modified by Rule 57b-1, by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Investors (or any person they control) in the joint transaction is consistent with the

[19]	See note 18, supra.
[20]

The Medley Platform includes two affiliated advisers of the BDC’s adviser and four existing funds that are prohibited from completing “joint transactions” with the BDC, whereas in the Apollo platform there are over 30 Affiliated Advisers and over 50 Existing Affiliated Funds.

provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Investors and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Investors being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Investors and their shareholders and do not involve overreaching by any person concerned, including the Investor Advisers.

A.	POTENTIAL BENEFITS

In the absence of the relief sought hereby, in many circumstances the Investors would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Investor and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Independent Directors, or Independent Party, as applicable, of each Investor has determined that it is in the best interests of the Investor to participate in Co-Investment Transactions because, among other matters, (i) the Investor should be able to participate in a larger number and greater variety of transactions; (ii) the Investor should be able to participate in larger transactions; (iii) the Investor should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Investors; (iv) the Investor and any other Investors participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Investor should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Investors and their shareholders.

B.	PROTECTIVE REPRESENTATIONS AND CONDITIONS

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Investor’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Investors participating in the Co-Investment Transactions will invest at the same time (except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to 15 business days after the settlement date for the Investor, and vice versa) for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority, or the Independent Party, as applicable, of each Investor must approve various investment decisions with respect to such Investor in accordance with the Conditions; and (iii) the Investors are required to retain and maintain certain records.

Other than pro rata Follow-On Transactions as provided in conditions 8 and 9, and after making the determinations required in conditions 2 and 3(a), the Investor Advisers will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors or Independent Party, as applicable, and the Required Majority or Independent Party, as applicable, will approve each Co-Investment Transaction prior to any investment by the participating Investor. With respect to the pro rata Follow-On Transactions provided in conditions 8 and 9, an Investor may participate in a pro rata Follow-On Transaction without obtaining prior approval of the Required Majority or Independent Party, as applicable, if, among other things: (i) the proposed participation of each Investor and any Affiliated Fund in such Follow-On Transaction is proportionate to its outstanding investments in the securities that are the subject of the Follow-On Transaction immediately preceding the Follow-On Transaction; and (ii) the Board or Independent Party, as applicable, of the Investor has approved that Investor’s participation in pro rata Follow-On Transactions generally as being in the best interests of the Investor. If the Board or Independent Party, as applicable, does not approve such pro rata participation, any such Follow-On Transaction will be submitted for consideration to the Investor’s Eligible Directors. The Board of any Investor may at any time rescind, suspend or qualify its approval of pro rata Follow-On Transactions with the result that all Follow-On Transactions by that Investor must be submitted to the Eligible Directors or Independent Party, as applicable.

Applicants believe that participation by the Investors in pro rata Follow-On Transactions, as provided in conditions 8 and 9, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata Follow-On Transactions, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

In sum, the Applicants believe that the Conditions would ensure that each Investor that participates in a Co-Investment Transaction does not participate on a basis different from (except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to 15 business days after the settlement date for the Investor, and vice versa), or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Investors in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

IV.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:21

1. The Advisers will maintain policies and procedures reasonably designed to ensure that each Investor Adviser is notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Investor the Investor Adviser manages and that are considered by any investment committee of the Advisers.

[21]	The Conditions do not apply to AIC Funds vis-à-vis other AIC Funds because such funds can enter into Co-Investment Transactions with each other without violating Section 57(a)(4) pursuant to Rule 57b-1.

2. When an Investor Adviser is notified of a Potential Co-Investment Transaction that falls within an Investor’s then-current Objectives and Strategies, the Investor Adviser will make an independent determination of the appropriateness of the investment for the Investor in light of the Investor’s then-current circumstances.

3. (a)	If the Investor Adviser deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor.

(b)	If the aggregate amount recommended by the Investor Adviser to be invested in the Potential Co-Investment Transaction by the participating Investors and any participating Affiliated Fund(s), collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

(c)	After making the determinations required in conditions 2 and 3(a) above, the Investor Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Investor and each participating Affiliated Fund) to the Eligible Directors or the Independent Party, as applicable, of each participating Investor for their consideration. An Investor will co-invest with one or more other Investors or Affiliated Funds only if, prior to the Investor’s participation in the Potential Co-Investment Transaction a Required Majority, or the Independent Party, as applicable, concludes that:

(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Investor and its equity holders and do not involve overreaching in respect of the Investor or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Investor’s equity holders; and

(B)	the Investor’s then-current Objectives and Strategies;

(iii)	the investment by any other Investor(s) or Affiliated Fund(s) would not disadvantage the Investor, and participation by the Investor would not be on a basis different from (except that the settlement date for another Investor or an Affiliated Fund in a Co-Investment Transaction may occur subsequent to the settlement date for the Investor, and vice versa, although it will occur as soon as practicable and in no event more than 15 business days thereafter) or less advantageous than that of any other Investor(s) or Affiliated Fund(s); provided, that if any other Investor or Affiliated Fund, but not the Investor itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority, or the Independent Party, as applicable, from reaching the conclusions required by this condition 3(c)(iii), if:

(A)	the Eligible Directors, or the Independent Party, as applicable, will have the right to ratify the selection of such director or board observer, if any,

(B)	the Investor Adviser agrees to, and does, provide periodic reports to the Investor’s Board, or the Independent Party, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any other Investor or Affiliated Fund or any affiliated person of any other Investor or Affiliated Fund receives in connection with the right of another Investor or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and the participating Investor(s) in accordance with the amount of each such party’s investment; and

(iv)

the proposed investment by the Investor will not involve compensation or remuneration to any Adviser (other than one controlled by an Investor) or any Affiliated Fund or the other Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 14, (B) to the extent permitted by section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 3(c)(iii)(C).

4. Each Investor has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

5. Each Investor Adviser will present to the Board, or the Independent Party, as applicable, of each Investor, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Affiliated Funds during the preceding quarter that fell within the Investor’s then-current Objectives and Strategies that were not made available to the Investor, and an explanation of why such investment opportunities were not made available to the Investor. All information presented to Investor’s Board, or the Independent Party, as applicable, pursuant to this condition will be kept for the life of the Investor and at least two years thereafter, and will be subject to examination by the Commission and its staff.

6. Except for Follow-On Transactions made in accordance with condition 9 below, an Investor will not invest in reliance on the Order in any issuer in which (i) Apollo Global Management, any other Investor or any Affiliated Fund is an existing investor, (ii) any person described in Section 57(b) (other than by reason of the reference in Section 57(b)(2) to Section 2(a)(3)(D) insofar as certain Affiliated Funds are structured as partnerships) in relation to such Investor (treating any registered closed-end fund as a BDC for this purpose) that the Investor Adviser knows or reasonably should know is an existing investor, or (iii) any person described in Section 57(e) in relation to such Investor that the Investor Adviser knows is an existing investor.

7. An Investor will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date (except that the settlement date for another Investor or an Affiliated Fund in a Co-Investment Transaction may occur subsequent to the settlement date for the Investor, and vice versa, although it will occur as soon as practicable thereafter and in no event more than 15 business days after) and registration rights (if any) will be the same for each participating Investor and Affiliated Fund. The grant to another Investor or an Affiliated Fund, but not the Investor, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 7, if conditions 3(c)(iii)(A), (B) and (C) are met.

8. (a)	If any Investor or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a transaction that would be considered a Follow-On Transaction, the Investor Adviser will:

(i) notify each Investor that participated in the Co-Investment Transaction or Non-Negotiated Transaction that preceded the proposed Follow-On Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Investor in the disposition.

(b)	Each Investor will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Affiliated Funds and any other Investor.

(c)	An Investor may participate in such disposition without obtaining prior approval of the Required Majority, or Independent Party, as applicable, if: (i) the proposed participation of each Investor and Affiliated Fund holding the securities in question in such disposition is proportionate to its outstanding investments in such security immediately preceding the disposition; (ii) the Board or Independent Party, as applicable, of the Investor has generally approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board or Independent Party, as applicable, of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Investor Adviser will provide its written recommendation as to the Investor’s participation to the Eligible Directors or Independent Party, as applicable, and the Investor will participate in such disposition solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in the Investor’s best interests.

(d)	Each Investor and each Affiliated Fund will bear its own expenses in connection with any such disposition.

9. (a)	If any Investor or Affiliated Fund desires to complete a transaction that would be considered a Follow-On Transaction, other than dispositions subject to condition 8 above, the Investor Adviser will:

(i) notify each Investor that participated in the Co-Investment Transaction or Non-Negotiated Transactions that preceded the proposed Follow-On Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by the Investor;

(b)	An Investor may participate in such Follow-On Transaction without obtaining prior approval of the Required Majority or Independent Party, as applicable, if: (i) the proposed participation of each Investor and each Affiliated Fund in such investment is proportionate to its outstanding holding of the security in question of the issuer immediately preceding the Follow-On Transaction; and (ii) the Board or Independent Party, as applicable, of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Transactions on a pro rata basis (as described in greater detail in this Application). In all other cases, the Investor Adviser will provide its written recommendation as to the Investor’s participation to the Eligible Directors or Independent Party, as applicable, and the Investor will participate in such Follow-On Transaction solely to the extent that a Required Majority or Independent Party, as applicable, determines that it is in the Investor’s best interests.

(c)	If, with respect to any Follow-On Transaction:

(i) the amount of the opportunity is not based on the Investors’ and the Affiliated Funds’ outstanding holdings of the security in question immediately preceding the Follow-On Transaction; and

(ii) the aggregate amount of participation recommended by the Investor Adviser for each Investor in such Follow-On Transaction, together with the amount of participation proposed for any Affiliated Funds in the same transaction, exceeds the amount of the Follow-On Transaction opportunity, the amount of the Follow-On Transaction opportunity will be allocated among them pro rata based on the amount of participation that each such party would have had if the amount of the opportunity was sufficient to satisfy each party’s proposed participation, subject to modification by an allocation committee, as discussed in the Application.

(d) Participation in a Follow-On Transaction as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application, including conditions 2 and 3.

10. The Independent Directors or Independent Party, as applicable, of each Investor will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by Affiliated Funds that the Investor considered but declined to participate in, so that the Independent Directors or Independent Party, as applicable, may determine whether all investments made in Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Investor considered but declined to participate in, comply with the Conditions. In addition, the Independent Directors and each Independent Party will consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

11. Each Investor will maintain the records required by Section 57(f)(3) as if each of the Co-Investment Transactions permitted under the Conditions were approved by the Required Majority under Section 57(f).

12. No Independent Director of an Investor will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by Advisers under their respective advisory agreements with the Investors and the Affiliated Funds, be shared by the Investors and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), and agency or similar fees payable to a party acting as agent (or in a similar role) in respect of an investment) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers or any affiliated person of the Affiliated Funds or the Investors will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Investors and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 3(c)(iii)(C), (ii) broker’s fees contemplated by Section 17(e) or 57(k), as applicable, or (iii) in the case of the Advisers and their affiliates, investment advisory, administrative22 and ancillary compensation paid in accordance with investment advisory, administrative and similar agreements between the applicable Investor(s) or Affiliated Fund(s) and its Adviser or an affiliated person thereof, and agency fees paid in accordance with agency or similar agreements.

[22]	“Administrative compensation” refers to the administrative and operational services compensation paid pursuant to agreements by and between the applicable Investor(s) or Affiliated Fund(s) and its Adviser or an affiliated person thereof for services provided by such adviser or affiliated person.

V.	PROCEDURAL MATTERS

A.	COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0176

and

Richard Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2790

B.	AUTHORIZATION

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th day of July, 2012.

APOLLO INVESTMENT CORPORATION

By	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer and Vice President

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO ASIA MANAGEMENT, L.P.,

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

APOLLO PRINCIPAL HOLDINGS V GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO ALTERNATIVE ASSETS, L.P.

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO CREDIT LIQUIDITY FUND, L.P.

ACLF CO-INVESTMENT FUND, L.P.

AP INVESTMENT EUROPE LIMITED

APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND I, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO CREDIT CO-INVEST II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO OVERSEAS PARTNERS VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

APOLLO INVESTMENT FUND (PB) VII, L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT CO-INVEST I, L.P.

AAA INVESTMENTS, L.P.

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.

APOLLO PRINCIPAL HOLDINGS IX, L.P.

APOLLO PRINCIPAL HOLDINGS V, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

PERMAL APOLLO VALUE INVESTMENT FUND, LTD.

ALM IV, LTD.,

AGRE U.S. REAL ESTATE FUND, L.P.,

ALM LOAN FUNDING V, LLC,

APOLLO LONGEVITY, LLC

COF II CLO II, LLC,

ALM LOAN FUNDING 2010-1, LTD.,

ALM LOAN FUNDING 2010-2 (P), LTD.,

ALM LOAN FUNDING 2010-3, LTD.,

A-A EUROPEAN SENIOR DEBT FUND, L.P.,

APOLLO MANAGEMENT SINGAPORE PTE. LTD.,

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.,

APOLLO EUROPEAN STRATEGIC INVESTMENTS, L.P.,

APOLLO RESIDENTIAL MORTGAGE, INC.,

ARM MANAGER, LLC,

APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC,

AGRE DEBT FUND I, L.P.,

AGRE – CRE DEBT MANAGER, LLC,

ARM I, LLC,

ARM II, LLC,

ARM OPERATING LLC,

APOLLO NATURAL RESOURCES PARTNERS, L.P.,

APOLLO COMMODITIES MANAGEMENT, L.P.,

FINANCIAL CREDIT INVESTMENT I, L.P.,

FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO ASIA OPPORTUNITY FUND, L.P.

APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of July 25, 2012 for and on behalf of Apollo Investment Corporation; that he is the Chief Legal Officer and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

A-1

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of July 25, 2012 for and on behalf of AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Palmetto Athene Advisors, L.P., Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., Permal Apollo Value Investment Fund, Ltd., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM Loan Funding V, LLC, Apollo Longevity, LLC, COF II CLO II, LLC, ALM Loan Funding 2010-1, Ltd., ALM Loan Funding 2010-2 (P), Ltd., ALM Loan Funding 2010-3, Ltd., A-A European Senior Debt Fund, L.P, Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments, L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, Apollo Global Real Estate Management GP, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, ARM I, LLC, ARM II, LLC, ARM Operating LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, A-A European Senior Debt Fund, L.P., Apollo European Senior Debt Management, LLC, Apollo Asia Opportunity Fund, L.P., Apollo/Palmetto

Short-Maturity Loan Portfolio, L.P., and Apollo Credit Management (Senior Loans), LLC that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AIC CREDIT OPPORTUNITY FUND LLC
APOLLO INVESTMENT MANAGEMENT, L.P.
APOLLO MANAGEMENT VI, L.P.
APOLLO MANAGEMENT VII, L.P.
APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.
APOLLO CAPITAL MANAGEMENT, L.P.
APOLLO SVF MANAGEMENT, L.P.
APOLLO VALUE MANAGEMENT, L.P.
APOLLO ASIA MANAGEMENT, L.P.,
APOLLO EUROPE MANAGEMENT, L.P.
APOLLO EPF MANAGEMENT, L.P.
APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.
APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC
AGRE CMBS MANAGEMENT LLC
APOLLO CREDIT MANAGEMENT II, L.P.
APOLLO CREDIT MANAGEMENT (CLO), LLC
APOLLO CREDIT MANAGEMENT II GP, LLC
APOLLO PALMETTO ATHENE ADVISORS, L.P.
APOLLO PRINCIPAL HOLDINGS IX GP, LTD.
APOLLO PRINCIPAL HOLDINGS V GP, LLC
APOLLO CREDIT MANAGEMENT, LLC
APOLLO ALTERNATIVE ASSETS, L.P.
APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.
APOLLO CREDIT LIQUIDITY FUND, L.P.
ACLF CO-INVESTMENT FUND, L.P.
AP INVESTMENT EUROPE LIMITED
APOLLO STRATEGIC VALUE MASTER FUND, L.P.
APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.
APOLLO VALUE INVESTMENT MASTER FUND, L.P.
APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.
APOLLO INVESTMENT EUROPE II, L.P.
APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.
APOLLO CREDIT OPPORTUNITY FUND I, L.P.
APOLLO CREDIT OPPORTUNITY FUND II, L.P.
APOLLO CREDIT CO-INVEST II, L.P.
APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.
APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.
APOLLO INVESTMENT FUND VII, L.P.
APOLLO OVERSEAS PARTNERS VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.
APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.
APOLLO INVESTMENT FUND (PB) VII, L.P.
ACREFI MANAGEMENT, LLC
APOLLO CREDIT CO-INVEST I, L.P.
AAA INVESTMENTS, L.P.
AGRE CMBS FUND L.P.
APOLLO CREDIT SENIOR LOAN FUND, L.P.
APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.
APOLLO PRINCIPAL HOLDINGS IX, L.P.
APOLLO PRINCIPAL HOLDINGS V, L.P.
APOLLO/PALMETTO LOAN PORTFOLIO, L.P.
PERMAL APOLLO VALUE INVESTMENT FUND, LTD.
ALM IV, LTD.,
AGRE U.S. REAL ESTATE FUND, L.P.,
ALM LOAN FUNDING V, LLC,
APOLLO LONGEVITY, LLC
COF II CLO II, LLC,
ALM LOAN FUNDING 2010-1, LTD.,
ALM LOAN FUNDING 2010-2 (P), LTD.,
ALM LOAN FUNDING 2010-3, LTD.,
A-A EUROPEAN SENIOR DEBT FUND, L.P,
APOLLO MANAGEMENT SINGAPORE PTE. LTD.,
APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.,
APOLLO EUROPEAN STRATEGIC INVESTMENTS, L.P.,
APOLLO RESIDENTIAL MORTGAGE, INC.,
ARM MANAGER, LLC,
APOLLO GLOBAL REAL ESTATE MANAGEMENT GP, LLC,
AGRE DEBT FUND I, L.P.,
AGRE – CRE DEBT MANAGER, LLC,
ARM I, LLC,
ARM II, LLC,
ARM OPERATING LLC,
APOLLO NATURAL RESOURCES PARTNERS, L.P.,
APOLLO COMMODITIES MANAGEMENT, L.P.,
FINANCIAL CREDIT INVESTMENT I, L.P.,
FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.
APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC
APOLLO ASIA OPPORTUNITY FUND, L.P.
APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.
APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APPENDIX A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Affiliated Advisers:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. These funds are all managed by Apollo Management VI, L.P.

(b) Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. These funds are all managed by Apollo Management VII, L.P.

2. Capital Markets: The capital markets group was established to complement the private equity group’s business. The capital markets group includes the following Existing Affiliated Funds:

(a) Apollo Palmetto Strategic Partnership, L.P., which is managed by Apollo Capital Management, L.P.

A-1

(b) Apollo Credit Liquidity Fund, L.P., which is managed by Apollo Credit Liquidity Management, L.P.

(c) AP Investment Europe Limited and AIE EuroLux S.a.r.l. These funds are managed by Apollo Europe Management, L.P.

(d) Apollo Special Opportunities Managed Account, L.P., Apollo Strategic Value Master Fund, L.P., and Permal Apollo Value Investment Fund, Ltd. These funds are managed by Apollo SVF Management, L.P.

(e) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(f) Apollo Asia Opportunity Master Fund, L.P., which is managed by Apollo Asia Management, L.P.

(g) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(h) Apollo European Principal Finance Fund, L.P. and Apollo European Principal Finance Fund (Feeder), L.P., which are managed by Apollo EPF Management, L.P.

(i) Apollo Credit Opportunity Fund I, L.P. and Apollo Credit Opportunity Fund II, L.P., which are managed by Apollo Credit Opportunity Management, LLC.

(j) Apollo Credit Co-Invest II, L.P., Apollo Credit Co-Invest I, L.P. and ACLF Co-Investment Fund, L.P., which are direct investment vehicles and have no manager.

(k) Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.

(l) Apollo Principal Holdings IX, L.P., which is managed by Apollo Principal Holdings IX GP, Ltd.

(m) Apollo Principal Holdings V, L.P., which is managed by Apollo Principal Holdings V GP, LLC.

(n) Apollo/Palmetto Loan Portfolio, L.P., which is managed by Apollo Credit Management II, L.P.

(o) ALM IV, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(p) ALM Loan Funding V, LLC, which is managed by COF II CLO II, LLC.

(q) ALM Loan Funding 2010-1, Ltd. is managed by Apollo Credit Management (CLO), LLC.

(r) ALM Loan Funding 2010-2 (P), Ltd. is managed by Apollo Credit Management (CLO), LLC.

(s) ALM Loan Funding 2010-3, Ltd. is managed by Apollo Credit Management (CLO), LLC

(t) Apollo Longevity, LLC, which is managed by Apollo Capital Management, L.P.

(u) A-A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC

(v) Apollo European Strategic Investments, L.P., which is managed by Apollo European Strategic Management, L.P.

(w) Apollo Residential Mortgage, Inc., which is managed by ARM Manager, LLC.

(x) Apollo Asia Opportunity Fund, L.P., which is managed by Apollo Asia Management, L.P.

(y) Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., which is managed by Apollo Credit Management (Senior Loans), LLC.

3. Private Equity/Capital Markets: Several Existing Affiliated Funds invest alongside certain existing private equity funds and directly in certain existing capital markets funds and in other sponsored or managed transactions. These Existing Affiliated Funds include:

(a) AP Alternative Assets, L.P., which is managed by Apollo Alternative Assets, L.P.; and

(b) AAA Investments, L.P., which is managed by Apollo Alternative Assets, L.P.

4. Real Estate: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds

(a) Apollo Commercial Real Estate Finance, Inc. (“ACREFI”), which is managed by ACREFI Management, LLC.

(b) AGRE CMBS Fund, L.P., which is managed by AGRE CMBS Management LLC.

(c) AGRE U.S. Real Estate Fund, L.P., which is managed by AGRE NA Management, LLC.

(d) AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(e) ARM I, LLC and ARM II, LLC, which are managed by ARM Operating LLC.

5. Natural Resources:

(a) Apollo Natural Resources Partners, L.P., which is managed by Apollo Commodities Management, L.P. with respect to Series I, is a fund established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors.

6. Life Settlements:

(a) Financial Credit Investment I, L.P., which is managed by Financial Credit Investment I Manager, LLC is a fund formed for the purpose of acquiring and managing portfolios of senior life settlements.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7).

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.; and

•	Apollo Senior Floating Rate Fund Inc.

Cayman Island limited partnerships and limited companies:

•	Apollo Asia Opportunity Master Fund, L.P.;

•	Apollo Strategic Value Master Fund, L.P.;

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Overseas Partners VI, L.P.;

•	Apollo Overseas Partners (Germany) VI, L.P.;

•	Apollo Overseas Partners VII, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	Apollo European Principal Finance Fund (Feeder), L.P.;

•	Apollo Principal Holdings IX, L.P.;

•	Apollo Credit Co-Invest I, L.P.;

•	ALM Loan Funding 2010-2 (P), Ltd.;

•	ALM Loan Funding 2010-3, Ltd.;

•	Apollo European Strategic Investments, L.P.;

•	AGRE Debt Fund I, L.P.; and

•	Financial Credit Investment I, L.P.

Alberta, Canada limited partnership:

•	ACLF Co-Investment Fund, L.P.

British Virgin Islands limited company:

•	Permal Apollo Value Investment Fund, Ltd.

Guernsey and Luxemburg entities:

•	AIE EuroLux S.a.r.l., a Luxemburg entity;

•	AAA Investments, L.P., a Guernsey limited partnership;

•	AP Investment Europe Limited, a Guernsey limited liability company; and

•	AP Alternative Assets, L.P., a Guernsey limited partnership.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b), thus requiring exemptive relief to co-invest with the AIC Funds by virtue of the fact that the AIC Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

APPENDIX B

Resolutions of the Board of Directors of Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature

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whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

APPENDIX C

Resolutions of the Board of Directors of

Apollo Senior Floating Rate Fund, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Senior Floating Rate Fund, Inc. (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the joint filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

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